MATRIX VENTURES, INC.
                             #5 2118 Eastern Avenue
                        North Vancouver, British Columbia
                                 Canada, V7L 3G3


November 10, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention:  H. Yuna Peng

Dear Sirs:

Re: Matrix Ventures, Inc. - Registration Statement on Form SB-2 Amendment No. 4 - File No. 333-120382

Further to your letter dated September 9, 2005 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

General
-------
1. Please note the updating requirements for the financial statements pursuant to Item 310(g) of Regulation S-B and provide a currently dated consent of the independent accountants in an amendment to the registration statement.

         We have included financial statements for the period ended June 30, 2005 with our amended registration statement.

Summary
-------
2.       We direct your attention to the  statement,  "[t]o date,  we  have  not conducted any exploration  on our sole mineral  property  interest...."
         This statement does not appear to be correct.  Please revise.

         We have updated our disclosure to indicate that we have completed initial exploration on our mineral property interest.

3. You state that the offering will conclude when all of the 2,309,000 shares of common stock have been sold. Please explain to the staff how that complies with Rule 415(a) of the Securities Act.

         Rule 415(a) provides that securities may registered for an offering to be made on a continuous or delayed basis, provided that the securities which are to be offered or sold by or on behalf of a person or persons other than the registrant. Because no securities are being sold in the offering by or on behalf of the registrant, the selling security holders' offering of shares meets the requirements of Rule 415(a).

Risk Factors, page 6
--------------------
4. Please revise the statement in risk two that to date, you have been involved primarily in organizational activities. We note that you have finished Part I of the exploration phase. You also state that potential investors should be aware of the difficulties normally encountered by new mineral exploration companies, however, you did not spell out these risks. Please do so.

         We have revised risk factor two to indicate that we have conducted preliminary exploration work and that potential investors should be aware that new mineral exploration companies typically incur losses without realizing any revenue for many years.

5. Please disclose as a material risk that in order for Matrix Venture, Inc. to hold title to the mineral claims, the company must be registered in British Columbia and that you have not registered in British Columbia. Please also disclose when you plan to do so.

         We have added the following risk factor:

         "BECAUSE WE CANNOT HOLD TITLE TO THE WANAPITEI RIVER PROPERTY UNTIL WE ARE REGISTERED AS A CORPORATION IN ONTARIO, WE MAY INCUR SIGNIFICANT LEGAL EXPENSES IN ENFORCING OUR INTEREST IN THE CLAIMS.

         Before we can hold title to the Wanapitei River property in our name, we must register as an extra-provincial corporation in Ontario. We intend to complete this registration process following completion of the third phase of recommended exploration on the property.

         In the meantime, if Terry Loney, the current registered holder of the claims, who holds them in trust for us, becomes bankrupt or transfers the claims to a third party, we may incur significant legal expenses in enforcing our interest in the claims in Ontario courts."

6. In risk factor 9 where you state that you directors will have significant influence over corporate decisions that may be disadvantageous to other minority shareholders, please also discuss the directors' fiduciary duties towards other shareholders.

         We have added the following disclosure:

         "Although our directors have a fiduciary duty to act in the best interests of the corporation and shareholders in making corporate decisions, they may vote their shares as they wish in respect of any shareholder resolution."

7. Risk factor 10 states that your president will only spend 30% of her business time to Matrix. Please quantify in terms of how many hours that would be per week. Please do the same for Ms. Kumar.

         We have indicated that Ms. Bolton and Ms. Kumar respectively devote 12 hours and four hours per week to our affairs.

8. Please add a risk factor that addresses the fact that the property has not been examined in the field by a professional geologist of mining engineer. Please also remove all references to the property reviewer, John M. Siriunas, from the filing.

         The Wanapitei River property was reviewed in the field by John M. Siriunas during the phase one exploration program that we undertook. Mr. Siriunas has reviewed the geological and property disclosure contained in our revised SB-2 and has provided his written consent, which has been filed as an exhibit.

Interests of Named Experts and Counsel, page 20
-----------------------------------------------
9. Please revise the second paragraph under this caption. The registration statement must also contain an opinion of counsel in accordance with
         Item 601 of Regulation S-B.

         We have filed an opinion of counsel in accordance with Item 601 of Regulation S-B.

Description of Business, page 20
--------------------------------
10. You state that in order for you to exercise the option, you are obligated to incur "exploration expenditures" of a total of $115,000. However, your proposed budget shows the estimate for exploration programs will be a total of $95,000; this is $20,000 less than the number stated in the option agreement and in that case, you will lose your right. Please reconcile and plain how you plan to remedy the situation.

         Following completion of the phase three exploration program, we will ensure that we complete an least an additional $20,000 in exploration expenditures on the Wanapitei River property by December 31, 2006 in order to meet our obligations under our property option agreement with Terry Loney.

11. We reissue comment 5. The consent of John Siriunas to the use of his name and the references to his report should be filed as an exhibit to the amended registration statement or all references to him should be deleted.

         We have filed Mr. Siriunas's consent as an exhibit to our amended registration statement.

12. Indicate the date for the "current cash on hand of $9,318" on page 24 and ensure that it is as of the approximate date of the prospectus.

         We have included a reference date for our current cash on hand figure.

Plan of Operation, page 26
--------------------------
13. We note that phase II will cost $10,000 and will start in October, which is less than a month away. Currently, your cash on hand is not sufficient to satisfy this amount. In addition, you have not made any arrangements to obtain loans from your directors. Please disclose how you plan to fund the difference and describe the actions you will take and the timeline for such actions.

         We will fund this exploration from a combination of our current cash on hand and from funds that our president, Lori Bolton, has agreed to lend to us.

14. We note that you incurred $63,572 in operating expenses. Please disclose how you paid this cost and make reference to the appropriate financial statement accounts.

         Our statement of cash flows for the period from inception to June 30, 2005 shows the details of our operating and financing activities to that date.

         We have disclosed that the $69,733 in operating expenses incurred to June 30, 2005 includes donated rent recorded at $4,250 and donated services recorded $12,750 that were charged to operations, but will not be paid. As well, we have accrued $25,000 for legal fees pertaining to our registration statement filing. These will be due following the effective date of our registration statement. The balance of our operating expenses was paid from cash on hand.

Rule 144 Shares, Page 28
------------------------
15. You state that 5,000,000 shares of your common stock, all held by your directors, are available for resale to the public after March 23, 2005. We do not understand how you came to this conclusion. Please advise or revise.

         Our disclosure indicates that the 5,000,000 shares of our common stock held by our directors are available for resale to the public after March 23, 2005 in accordance with the volume and trading limitations of Rule 144 of the Act [our emphasis]. We then provide an explanation of the resale provisions under Rule 144(k). March 23, 2005 is the date that is one year from the date that the 5,000,000 shares were issued to our directors.

Executive Compensation, page 18
-------------------------------
16.      Correct the date in the first paragraph of this section.

         We have updated and corrected the dates in this section.

Part II
Exhibits

17. We reissue former comment 6. Please file the legality opinion with your next amendment.

         We have filed a legality opinion with our amended registration statement.

Signatures
----------
18. We repeat prior comment 7. Please have the registration statement signed by chief accounting officer and principal financial officer. If Erika Kumar is acting in the capacity of chief accounting officer and principal financial officer, she should sign the registration statement with those titles.

         Erica Kumar has executed the amendment to our registration statement as our chief accounting officer and principal financial officer.


         Yours truly,

         /s/ Lori Bolton

         Matrix Ventures, Inc.
         Lori Bolton, President